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EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
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                                                                              For the three
                                                                              months ended
                                                                              March 31,
                                1999        2000        2001        2002        2003
                              --------    --------    --------    --------    --------
Fixed Charges:

Interest                          $ 82        $ 72        $ 88        $ 63        $ 17
Interest portion of
  annual rentals                     3           4           3           2           0
Preferred dividends
  of subsidiaries (1)                2           2           2           2           0
                              --------    --------    --------    --------    --------
Total Fixed Charges
  for Purpose of Ratio            $ 87        $ 78        $ 93        $ 67        $ 17
                              ========    ========    ========    ========    ========

Earnings:

Pretax income from
  continuing operations           $350        $396        $377       $383         $104
Total Fixed Charges
  (from above)                      87          78          93         67           17
                              --------    --------    --------    -------    ---------
Total Earnings for
  Purpose of Ratio                $437        $474        $470       $450         $121
                              ========    ========    ========    =======    =========
Ratio of Earnings
  to Fixed Charges                5.02        6.08        5.05       6.72         7.12
                              ========    ========    ========    =======    =========

(1)	In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

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